Exhibit 10.7

CONFIDENTIAL

RESEARCH COLLABORATION AND LICENSE AGREEMENT

This Research Collaboration and License Agreement (“Agreement”), effective as of 1 April 2017 (the “Effective Date”) is made by and between Sanquin Blood Supply Foundation (“Sanquin”), a non-profit organization, with offices located at Plesmanlaan 125 (1066 CX) Amsterdam, and Gemini Therapeutics, Inc., a corporation organized under the laws of Delaware (“Gemini”), having a place of business at 400 Technology Square, Cambridge MA 02138. The Parties hereinafter jointly also referred to as the “Parties” and individually as a “Party”.

RECITALS

Gemini is a biopharmaceutical company that is engaged in the discovery and development of new therapeutic candidates.

Gemini intends to exercise its rights under the licenses and other rights granted herein to develop and commercialize novel therapeutic candidates.

Sanquin will conduct research and Gemini will fund such research and provide certain materials to Sanquin, and, as partial consideration therefore, Gemini will be granted certain licenses and other rights as more specifically set forth in the terms and conditions of this Agreement

The Research Program contemplated by this Agreement is of mutual interest to Gemini and Sanquin and furthers the research objectives of Sanquin as a nonprofit institution, and may benefit Gemini and Sanquin through the creation or discovery of new inventions and the development and commercialization of Licensed Products (as defined below).

In consideration of the promises and mutual covenants contained herein, and intending to be legally bound hereby, the Parties hereto agree as follows:

1. DEFINITIONS

1.1 “Accounting Standards” means, GAAP as generally and consistently applied throughout the relevant Party’s organization. Each Party will promptly notify the other in the event that it changes the Accounting Standards pursuant to which its records are maintained; provided, however, that each Party may only use internationally recognized accounting principles (e.g. IFRS, GAAP, etc.).

1.2 “Affiliate” means a legal entity that is controlling, controlled by or under common control with Gemini. For purposes of this Section 1.2, the word “control” means (x) the direct or indirect ownership of more than fifty percent (50%) of the outstanding voting securities of a legal entity, (y) the right to receive fifty percent (50%) or more of the profits or earnings of a legal entity, or (z) the right to determine the policy decisions of a legal entity.

Research Collaboration and License Agreement

1.3 “Calendar Quarter” mean the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31 of each Calendar Year.

1.4 “Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.

1.5 “Combination Product” means a product that contains a Licensed Product and one or more additional active ingredients that are not a Licensed Product, in each such case when any of the foregoing are co-formulated, co-packaged or sold under one pricing scheme (whether payment of such price is paid to the same or to more than one seller).

1.6 “Commercially Reasonable Efforts” means, with respect to Gemini’s obligations under this Agreement to clinically develop or commercialize a Licensed Product, the carrying out of such obligations or tasks with a level of effort and resources consistent with the commercially reasonable practices devoted by Gemini for a pharmaceutical product owned by it (or to which it has exclusive rights) at a similar stage of development or commercialization and of similar market potential, profit potential and strategic value, based on conditions then prevailing. Such efforts may take into account, without limitation, issues of safety and efficacy, manufacturing and supply considerations, regulatory approval process, product labeling, product profile, the competitiveness of alternative products in the marketplace, pricing/reimbursement, the product portfolio of Gemini and its Affiliates, the likely timing of regulatory approval and market entry, the patent and other proprietary position, the likelihood of regulatory approval and other relevant scientific, technical and commercial factors.

1.7 “Control” means, with respect to any Materials, Patent Rights, Know-How or other intellectual property rights, the possession (whether by ownership or license) by a Party of the ability to grant to the other Party a license or access as provided herein to such item, without violating the terms of any agreement or other arrangement with any third party.

1.8 “Development Plan” means the development and commercialization plan setting forth the timelines for research, preclinical and clinical development work with respect to the Licensed Product, and estimated dates for achieving the development and commercial milestone events set forth in Section 4.3(a), as set forth in Attachment D hereto.

1.9 “European Union” means the countries that are a member of the European Patent Convention as of the Effective Date.

1.10 “FD&C Act” means the United States Federal Food, Drug and Cosmetic Act, as amended.

1.11 “Field” the treatment and prevention of diseases in humans.

1.12 “Sanquin Materials” means any biological or chemical materials Controlled by Sanquin and provided to Gemini under this Agreement, in each case, that are reasonably necessary or useful and available from Sanquin to exploit the licenses granted to Gemini hereunder.

1.13 “Gemini Materials” means any biological or chemical materials Controlled by Gemini and provided to Sanquin under this Agreement, in each case, that are necessary or useful for Sanquin to perform its obligations under the Research Plan. For clarity, the Parties acknowledge that Gemini Materials may be Licensed Products.

Research Collaboration and License Agreement

1.14 “IND” means an Investigational New Drug Application as defined in the FD&C Act and the regulations promulgated thereunder, or (b) the equivalent application to the equivalent regulatory authority in any other regulatory jurisdiction, including a Clinical Trial Authorization (“CTA”) to the European Medicines Agency, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction.

1.15 “Know-How” means proprietary and confidential intellectual property, data, results, pre-clinical and clinical protocols and study data, chemical structures, chemical sequences, information, inventions, formulas, trade secrets, techniques, methods, processes, procedures and developments, and regulatory documentation, whether or not patentable or protectable by trade secret; except that “Know-How” does not include Patent Rights claiming any of the foregoing. “Know-How” also does not include Materials.

1.16 “Licensed Product” means any composition, drug, product, method or service, including Combination Products, (a) the researching, developing, making, using, importation, sale, offering for sale, importation, supply, administration or other exploitation of which, on a country-by-country basis, in the absence of the licenses granted to Gemini hereunder would infringe at least one Valid Claim of the Sanquin Patent Rights or the Research Program Patent Rights in such country, (b) that was previously a Licensed Product pursuant to Section (a) or (c) of this definition and on a country-by-country basis, has Market Exclusivity, or (c) the manufacture or use of which incorporates or is based on the use of Sanquin Background Know-How or Research Program Know-How in a material fashion.

1.17 “Market Exclusivity” means the period of data or marketing exclusivity granted by a regulatory authority during which a new pharmaceutical product is protected from direct competition in the country of sale, including, but not limited to, orphan drug designation and/or regulatory data exclusivity).

1.18 “Net Sales” means, with respect to any Licensed Product, cash receipts by Gemini or its Affiliates or sublicensees, as the case may be, for sales of such Licensed Product to a third party less the following amounts determined in accordance with GAAP used by Gemini to prepare its audited financial statements or such other generally accepted accounting principles outside the United States used by any Gemini, Affiliate or sublicensee (to the extent reasonably allocable to the sale of Licensed Product and to the extent not reimbursed by such third party):

(a) reasonable credits or allowances, if any, on account of price adjustments, recalls, rejection or return of items previously sold;

(b) import taxes, export taxes, excises, sales taxes, value added taxes, consumption taxes, duties or other taxes imposed upon and paid with respect to such sales (excluding income or franchise taxes of any kind);

(c) separately itemized insurance and transportation costs incurred in shipping Licensed Product;

Research Collaboration and License Agreement

(d) trade, quantity and cash discounts actually allowed; and

(e) governmental or commercial rebates, wholesaler fees, chargebacks and retroactive price adjustments and any other similar allowances which effectively reduce the selling price.

In the event that a Licensed Product is sold in any country in the form of a Combination Product, Net Sales of such combination product (a “Combination Product”) will be determined as follows:

A	x	Net Sales of the Combination Product, where:
A + B

A=	average invoice price in such country of the applicable Licensed Product if sold separately (i.e. without any other product) in such country.

B=	the average invoice price in such country of any active ingredient in the Combination Product, if sold separately in such country.

In the event, however, that if, in a specific country, the other active ingredients in such Combination Product are not sold separately in such country, the allocation of Net Sales for such Combination Product will be negotiated by the Parties in good faith. If the Parties are unable to agree on the apportionment and allocation required by this paragraph, such matter will be referred for dispute resolution in accordance with Section 12.

Notwithstanding the foregoing, the definition of Net Sales to be used for any sales or other transfers of Licensed Products by any sublicensee will be the definition agreed to by Gemini and any of its Affiliates with such sublicensee to the extent such terms are generally consistent with terms that are market prevailing, notwithstanding this definition in this Agreement (including with respect to any Combination Products). Any reporting of Net Sales hereunder, when relevant, will reflect the Net Sales definition and reporting obligations agreed to by Gemini and any of its Affiliates with a sublicensee.

Nothing herein will prevent Gemini or any of its Affiliates or sublicensees from selling, distributing or invoicing any Licensed Product at a discounted price for shipments to third parties in connection with clinical studies, compassionate or named patient sales, or an indigent program or similar bonafide arrangements in which such Party agrees to forego a normal profit margin for good faith business reasons; provided, however, that monies received from such transactions will be included in Net Sales hereunder.

The sale or transfer of a Licensed Product between Gemini and any of its Affiliates or sublicensees will not result in any Net Sales, and Net Sales instead will be based on subsequent sales or distribution to the end user of such Licensed Product.

Research Collaboration and License Agreement

1.19 “Non-Royalty Sublicense Income” means any payments, including upfront and milestone payments, that Gemini receives in consideration of Gemini granting any sublicense under any Sanquin Intellectual Property to a non-Affiliated third party, other than: (a) royalties or other sales-based payments on Licensed Products; (b) amounts received for the purchase of securities of Gemini at fair market value, as determined by Gemini’s Board of Directors in good faith unless there is an active market for such securities, in which case fair market value will be deemed to be the average of the closing prices of the securities on the applicable exchange or market over the thirty (30) day period ending three (3) days prior to the closing of such transaction (it being understood that any amounts paid in excess of fair market value will be deemed Non-Royalty Sublicense Income); (c) payments of loans or other debt obligations (it being understood that any such amounts that are later forgiven will be deemed Non-Royalty Sublicense Income); (d) the amounts paid to cover research, development or commercialization activities that are related to Licensed Products; (e) amounts paid in consideration for other patent or intellectual property rights owned or controlled by Gemini or any of its Affiliates, or for contractual obligations, that in each case, do not relate to Sanquin Intellectual Property, and (f) payments made to reimburse amounts paid with respect to the prosecution, defense, enforcement or maintenance of the Sanquin Patent Rights or Research Program Patent Rights.

1.20 “Patent Family” means a collection of patents and patent applications that all claim priority to a common patent application. In the event of a single patent or patent application that does not claim priority to another patent application, that single patent or patent application constitutes a Patent Family.

1.21 “Patent Rights” means (a) patents and patent applications, together with any unlisted patents and patent applications claiming priority thereto, and any continuations, continuations-in-part (to the extent related directly to the subject matter of the parent application or containing new information developed pursuant to the Research Program), reissues, reexamination certificates, substitutions, divisionals, supplementary protection certificates, renewals, registrations, extensions including all confirmations, revalidations, patents of addition, PCTs, and pediatric exclusivity periods and all foreign counterparts thereof, and any patents issued or issuing with respect to any of the foregoing, and (b) all official correspondence relating to the foregoing.

1.22 “Phase 1 Study” means a clinical study of a drug candidate in patients with the primary objective of characterizing its safety, tolerability, and pharmacokinetics and identifying a recommended dose and regimen for future studies as described in 21 C.F.R. 312.21(a), or a comparable clinical study prescribed by the relevant regulatory authority in a country other than the United States. The drug candidate can be administered to patients as a single agent or in combination with other investigational or marketed agents.

1.23 “Phase 2 Study” means a clinical study of a drug candidate in patients with the primary objective of characterizing its activity in a specific disease state as well as generating more detailed safety, tolerability, and pharmacokinetics information as described in 21 C.F.R. 312.21(b), or a comparable clinical study prescribed by the relevant regulatory authority in a country other than the United States including a human clinical trial that is also designed to satisfy the requirements of 21 C.F.R. 312.21(a) or corresponding foreign regulations and is subsequently optimized or expanded to satisfy the requirements of 21 C.F.R. 312.21(b) (or corresponding foreign regulations) or otherwise to enable a Phase 3 Clinical Study (e.g., a phase 1/2 trial). The relevant drug candidate may be administered to patients as a single agent or in combination with other investigational or marketed agents.

Research Collaboration and License Agreement

1.24 “Phase 3 Study” means a clinical study of a drug candidate in patients that incorporates accepted endpoints for confirmation of statistical significance of efficacy and safety with the aim to obtain regulatory approval in any country as described in 21 C.F.R. 312.21(c), or a comparable clinical study prescribed by the relevant regulatory authority in a country other than the United States. The relevant drug candidate may be administered to patients as a single agent or in combination with other investigational or marketed agents.

1.25 “Research Plan” means the research plan setting forth the Parties’ roles and responsibilities under and budget for the Research Program as set forth in Attachments A and B hereto, respectively, and as may be amended from time to time with written approval of the JSC during the Research Term.

1.26 “Research Program” means the research program funded by Gemini and to be conducted hereunder.

1.27 “Research Program Intellectual Property” means all Research Program Know-How and Research Program Patent Rights.

1.28 “Research Program Know-How” means all Know-How, including Research Results, discovered or developed by or on behalf of a Party under the Research Program.

1.29 “Research Program Patent Rights” means all Patent Rights that are developed, created or conceived or conceived and reduced to practice by or on behalf of a Party under the Research Program, and any Patent Rights issuing therefrom or relating thereto through priority lineage, regardless of inventorship.

1.30 “Research Results” means all any and all ideas, information, inventions, developments, animate and inanimate materials, including live animals, discoveries, software, know-how, methods, techniques, formulae, data, software, processes, methodologies, techniques, biological materials, software and works of authorship, whether patentable or copyrightable, that are first conceived, discovered, developed or reduced to practice, or generated in the performance of the Research Program by or on behalf of Sanquin employees or consultants during the Research Term, including any unpatentable inventions discovered, developed or conceived in the conduct of the Research Program during the Research Term.

1.31 “Research Term” means the period to complete all of the activities set forth in the Research Plan, subject to extension by mutual agreement of the Parties through the JSC.

1.32 “Sanquin Intellectual Property” means the Sanquin Patent Rights, the Research Program Patent Rights and the Sanquin Background Know-How and Research Program Know-How.

1.33 “Sanquin Background Know-How” means all (a) Know-How discovered or developed by Sanquin before the Effective Date necessary or useful to research, develop, commercialize, make, use, sell, offer for sale, import or otherwise exploit factor H potentiating antibodies and (b) all Know-How used by or on behalf of Sanquin under the Research Program, and, for each of (a) and (b) that is Controlled by Sanquin.

Research Collaboration and License Agreement

1.34 “Sanquin Patent Rights” means Patent application PCT/NL2015/050584, and any Patent Rights that claim priority to Patent application PCT/NL2015/050584 and/or an application to which Patent application PCT/NL2015/050584 claims priority.

1.35 “Territory” means worldwide.

1.36 “Valid Claim” means (a) any claim of any issued and unexpired Sanquin Patent Right or Research Program Patent Right which has not been rejected, revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise, or (b) a claim of a pending patent application included in the Sanquin Patent Rights or the Research Program Patent Rights that has been filed and prosecuted in good faith and has not been (i) cancelled, withdrawn, abandoned or finally disallowed without the possibility of appeal or refiling of such application, or (ii) pending for more than twelve (12) years since such claim was first presented or is the result of amending another claim pending for more than twelve (12) years (either in the same application or in another application in the same jurisdiction) so as to add or delete an obvious limitation, so as to make a trivial or non-substantive change, or so as to change a matter of form.

2. RESEARCH PROGRAM; GOVERNANCE

2.1 Obligations under Research Program.

(a) The Parties will conduct the Research Program in accordance with the Research Plan and the other terms and conditions of this Agreement. Gemini will pay for all approved costs and expenses as set forth in the Research Plan, payable in accordance with this Agreement. Sanquin shall not subcontract performance of any part of the Research Plan without the prior written consent of Gemini.

(b) Sanquin shall own all right title and interest in and to any Research Program Intellectual Property. Gemini hereby assigns and transfers, and to the extent that it cannot presently assign or transfer, shall assign and transfer to Sanquin all of its right, title and interest in and to the Research Program Intellectual Property. Any reasonable and documented related out-of-pocket transfer expenses will be covered by Sanquin.

(c) Other than as would be licensed to Gemini as Sanquin Patent Rights, Sanquin Background Know-How, Research Program Patent Rights, Research Program Know-How or Sanquin Materials under the licenses of Section 8.1, prior to incorporating any technology or intellectual property of a third party in any Licensed Product being researched or developed under the Research Program or otherwise using the same in the performance of the Research Program, Sanquin will first discuss with Gemini such technology or intellectual property and its proposed use, and Sanquin and Gemini through the JSC will decide whether such use will be permitted.

Research Collaboration and License Agreement

2.2 Governance.

(a) Joint Steering Committee.

(i) Formation; Composition. Within thirty (30) days of the Effective Date, the Parties will establish a joint steering committee (the “Joint Steering Committee” or “JSC”) comprised of two (2) representatives from each Party with sufficient seniority within the applicable Party to make decisions arising within the scope of the JSC’s responsibilities. The Parties’ initial representatives to the JSC are: Sanquin’s initial representatives are Richard Pouw PhD and Diana Wouters PhD and Gemini’s initial representatives are Scott Lauder PhD and Liping Zhang. The JSC may change its size from time to time by mutual consent of its members, provided that the JSC will consist at all times of an equal number of representatives of each of Sanquin and Gemini. Each Party may replace its JSC representatives at any time upon written notice to the other Party.

(ii) Specific Responsibilities. The JSC will:

A. oversee the Research Program;

B. approve updates to the goals set forth in the Research Plan after the first year of the Research Term, which will be added to Attachment A;

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C. approve updates to the budget in accordance with Section 2.6, which will be added to Attachment B;

D. resolve any disagreement between the Parties relating to the Research Program or Research Plan;

E. establish such additional subcommittees as it deems necessary to achieve the objectives and intent of the Research Program; and

F. perform such other functions as appropriate to further the purposes of this Agreement, in each case as agreed in writing by the Parties.

(iii) Meetings. During the Research Term, the JSC will meet on a schedule that is mutually agreeable to the Parties, anticipated to be approximately one per month, during the Research Term, including after completion of key experiments set forth in the Research Plan, and at the end of the first year of the Research Term. Following the expiration of the Research Term, the Parties may agree to meet to discuss items previously addressed by the JSC or as contemplated by Section 9.4. The JSC may meet in person, by videoconference or by teleconference. Meetings of the JSC will be effective only if at least one (1) representative of each Party is present or participating in such meeting.

(iv) Decision-Making. The representatives from each Party on the JSC will have, collectively, one (1) vote on behalf of that Party, and all decision making will be by consensus. If the JSC is unable to reach consensus on any issue or matter for which it is responsible, it will be escalated to Gemini’s Chief Executive Officer and Sanquin’s Director of Research for decision). In the event that Gemini’s Chief Executive Officer and Sanquin’s Director of Research are unable to resolve the issue or matter that was referred to them within thirty (30) of such referral, either Party may seek resolution pursuant to Article 12.

Research Collaboration and License Agreement

2.3 Technology Transfer. Sanquin will provide Gemini with Sanquin Background Know-How and Research Program Know-How and Sanquin Materials, including nonclinical data (in vitro and in vivo), and manufacturing processes and methods that are required for use in the Research Program. Any reasonable and documented related out-of-pocket transfer expenses will be covered by Gemini.

2.4 Sanquin Materials and Improvements thereto.

(a) Sanquin will use Sanquin Materials in the performance of the Research Program, and will provide the same to Gemini for analysis.

(b) Any improvements and modifications to the Sanquin Materials, or their manufacture and use (including, without limitation, all patent and other intellectual property or proprietary rights pertaining thereto) made by or on behalf of Sanquin in connection with the use of the Sanquin Materials in the Research Program will be Research Program Results and any Patent Rights relating thereto will be Research Program Patent Rights.

2.5 Gemini Materials and Improvements thereto.

(a) Gemini will provide Sanquin with Gemini Materials, and Gemini hereby authorizes Sanquin to use the Gemini Materials solely to perform its obligations under the Research Plan (“Permitted Purpose”) and not for any other purpose. Sanquin acknowledges that the Gemini Materials are or may be the subject of patents or patent applications owned by Sanquin or by Gemini.

(b) The Parties hereby acknowledge that Gemini may also provide materials to Sanquin pursuant to a separate material transfer agreement or sponsored research agreement and that use of materials provided under any such agreement, and the results therefrom, shall be governed by the terms set forth in the relevant agreement.

(c) Sanquin agrees that the Gemini Materials will remain at all times the property of Gemini and will be kept only at Sanquin’s facilities and will be used only by Sanquin and its employees and only for the Permitted Purpose. Sanquin will not distribute or otherwise allow the release of the Gemini Materials to any third party. Sanquin will not, nor allow or encourage any third party to, modify, make improvements to Gemini Materials.

(d) Notwithstanding the foregoing, in the event of a breach of Section 2.5(c), Gemini will solely own all right title and interest in and to improvements and modifications to the Gemini Materials (collectively, the “Gemini Improvements”).

Research Collaboration and License Agreement

(e) Sanquin hereby assigns and transfers, and to the extent that it cannot presently assign or transfer, shall assign and transfer, to Gemini all of its right, title and interest in and to the Gemini Improvements. Any reasonable and documented related out-of-pocket transfer expenses will be covered by Gemini.

(f) Except for the limited authorization to use the Gemini Materials for the Permitted Purpose, nothing in this Agreement will be construed as an express or implied license or other right provided to Sanquin under any patent rights or other intellectual property or proprietary rights of Gemini or any third parties.

(g) Gemini Materials and modifications thereto may constitute Licensed Products which shall in any event be the case if Gemini Materials relating to Factor H potentiating antibodies and/or modifications thereto are, as per Gemini’s request, subject to characterization, evaluation and/or other testing by Sanquin in the course of the Research Program.

2.6 Budget. The initial budget for the Research Program, broken down by Calendar Quarter, is set forth in Attachment B. The budget is subject to amendment by the JSC in accordance with Section 2.2(a)(ii).

3. TERM OF AGREEMENT

The term of this Agreement will begin on the Effective Date and, unless terminated sooner pursuant to Section 10.1, will continue in effect (and the royalty obligation will continue in effect during the Term to the extent set forth in Section 4.5) on a country-by-country and Licensed Product-by-Licensed Product basis until the later of (i) the expiration of the last Valid Claim of each of the Sanquin Patent Rights and the Research Program Patent Rights in such country for such Licensed Product, (ii) seven (7) years after the First Commercial Sale of such Licensed Product in such Country, or (iii) the date on which there is no longer Market Exclusivity for such Licensed Product in such country, whereupon the license in such country for such Licensed Product will automatically become non-exclusive, perpetual and fully paid-up (the “Term”). “First Commercial Sale” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the date of the first sale for value by or on behalf of Gemini or any Affiliate or sublicensee of Gemini to a third party of such Licensed Product for end use or consumption of such Licensed Product. First Commercial Sale excludes any sale or other distribution for use solely in a clinical trial or other development activity, reasonable and customary promotional use (including samples), or for compassionate use or on a named patient basis.

Research Collaboration and License Agreement

4. FINANCIALS

4.1 Research Plan Payments.

(a) During the Research Term, as support for work properly performed by or on behalf of Sanquin in accordance with this Agreement and the Research Plan, Gemini will pay the amounts specified in Attachment B (including reasonable and documented direct external expenses incurred by Sanquin in accordance with the Research Plan without mark-up in categories and amounts agreed to by the Parties through the JSC) in accordance with the procedure set forth on Attachment C. If at any time Sanquin determines that it will require additional funds for the Research Program, it will notify Gemini through the JSC and provide a good faith estimate and itemized budget of the additional amount. Gemini will not be liable for any costs in excess of the amount set forth in Attachment B unless the JSC has approved such change to the Research Plan budget.

All payments will clearly identify the Research Program. All payments are to be made by wire transfer, banking information is as follows:

Banking Information:

ACCOUNT HOLDER
NAME	:	Sanquin Blood Supply
ADDRESS	:	Postbus 9892
POSTCODE - TOWN/CITY	:	1006 AN Amsterdam
COUNTRY	:	Netherlands
VAT NUMBER	:	NL806388237B01
CONTACT PERSON	:	Finance & Control
TELEPHONE	:	+31 20 512 33 68
FAX	:
E-MAIL	:	DEBITEUREN@SANQUIN.NL

BANK
BANK NAME	:	ABN AMRO Bank
BRANCH ADDRESS	:	Daelse Singel
POSTCODE - TOWN/CITY	:	Utrecht
COUNTRY	:	Netherlands
ACCOUNT NUMBER	:	0636 6379 21
IBAN	:	NL39 ABNA 0636 6379 21
BIC CODE (SWIFT)	:	ABNANL2A

(b) Title to any equipment, laboratory animals, or any other tangible materials made or acquired with funds provided under this Agreement, except for Gemini Materials, will vest in Sanquin, and such equipment, animals, or tangible materials will remain the property of Sanquin following termination or expiration of this Agreement (but subject to any license grants to Gemini hereunder).

4.2 Upfront Payment. Upon the Effective Date, Gemini will pay to Sanquin a one-time, non-refundable payment of one hundred thousand U.S. dollars ($100,000). Such payment will be made by wire transfer of immediately available funds into the account specified in Section 4.l(a).

Research Collaboration and License Agreement

4.3 Milestone Payments.

(a) Development & Commercial Milestone Payments. Subject to the remainder of this Section 4.3(a), Gemini will make the following development and commercial milestone payments to Sanquin following achievement of each milestone event by Gemini or any of its Affiliates or any sublicensee:

		One-Time
		Milestone
		Payment
	Development & Commercial Milestone Event	(in U.S. dollars)
1.	First IND filing for a Licensed Product	$200,000
2.	First dosing in the first Phase 1 Study of a Licensed Product	$350,000
3.	First dosing in the first Phase 2 Study of a Licensed Product	$450,000
4.	First dosing in the first Phase 3 Study of a Licensed Product	$1,000,000
5.	First regulatory approval for sale in the U.S. of a Licensed Product	$3,500,000
6.	First regulatory approval for sale in the European Union or Japan of a Licensed Product	$2,500,000
7.	First regulatory approval for sale in the U.S., European Union or Japan of a Licensed Product for an additional indication (beyond the first indication)	$3,000,000
8.	First Calendar Year in which the cumulative aggregate Net Sales of all Licensed Products taken together on which Gemini paid a royalty exceed $100 million	$3,000,000
9.	First Calendar Year in which the cumulative aggregate Net Sales of all Licensed Products taken together on which Gemini paid a royalty exceed $250 million	$5,000,000
10.	First Calendar Year in which the cumulative aggregate Net Sales of all Licensed Products taken together on which Gemini paid a royalty exceed $500 million	$10,000,000

Each of the first six (6) milestone payments set forth in the table above are payable only one (1) time.

The seventh (7th) milestone payment set forth in the table above is payable each time a Licensed Product achieves the relevant milestone event with respect to an additional indication, but is payable only one (1) time per each indication per Licensed Product, regardless of the number of countries in which such Licensed Product is approved for such indication.

The eighth (8th), ninth (9th) and tenth (10th) milestone payments set forth in the table above are payable only (1) time regardless of the number of times the relevant milestone event is achieved.

Research Collaboration and License Agreement

(b) Patent Milestone Payments. Gemini will make a payment of two hundred fifty thousand U.S. dollars ($250,000) following the grant of the first patent of each patent family included in the Research Patent Rights during the Term. This is payable once per Patent Family.

(c) Notice; Payment. Gemini will notify and pay to Sanquin the amounts set forth in Sections 4.3(a) and 4.3(b) within sixty (60) days after the achievement of the applicable milestone event by Gemini, or within sixty (60) days after Gemini has knowledge of the achievement of the applicable milestone event by an Affiliate or sublicensee. Each such payment will be made by wire transfer of immediately available funds into the account specified in Section 4.1(a).

4.4 Sublicense Fees.

(a) Gemini will, in addition to royalties on Net Sales, pay Sanquin the percentage set forth below of Non-Royalty Sublicense Income received by Gemini in accordance with the following table:

Stage at which Sublicense is Granted by Gemini	% of Non-Royalty Sublicense Income Payable to Sanquin for Such Sublicense
For each sublicense granted prior to date of the first IND filing by Gemini or any of its Affiliates or sublicensees for a Licensed Product	18%
For each sublicense granted on or after the date of the first IND filing by Gemini or any of its Affiliates or sublicensees for a Licensed Product	10%

(b) Notice; Payment. Gemini will notify Sanquin of the receipt of Non-Royalty Sublicense Income within sixty (60) days after the end of the Calendar Quarter in which Gemini receives such income and together therewith, pay to Sanquin the percentage of Non-Royalty Sublicense Income due to Sanquin pursuant to Section 4.4(a). Each such payment will be made by wire transfer of immediately available funds into the account specified in Section 4.1(a).

(c) Offset. To the extent that patent rights, other intellectual property rights or other rights or obligations other than Sanquin Patent Rights or Research Program Patent Rights are licensed, sublicensed or granted by Gemini, that portion of the consideration received by Gemini and subject to Section 4.4(a) shall be equitably apportioned between the Sanquin Patent Rights and Research Program Patent Rights, as applicable, and those other rights and obligations, and such apportionment shall be reasonable and in accordance with customary standards in the industry. Gemini shall promptly deliver to Sanquin a written report setting forth such apportionment. In the event Sanquin disagrees with the determination made by Gemini, Sanquin shall so notify Gemini within thirty (30) days of receipt of Gemini’s report and the Parties shall meet to discuss and resolve such disagreement in good faith. If the Parties are unable to agree in good faith as to such fair market values within thirty (30) days, then (a) the matter shall be submitted in accordance with the dispute resolution process set forth in Article 12, and (b) Sanquin shall not be entitled to terminate this Agreement until such matter is fully determined by a court of competent jurisdiction.

Research Collaboration and License Agreement

4.5 Royalties.

(a) Royalties. Subject to Section 4.6, Gemini will pay to Sanquin royalties on Net Sales of Licensed Products, on a Licensed Product-by-Licensed Product and country-by-country basis on annual worldwide Net Sales of such Licensed Product in accordance with the following table:

Category of Licensed Product	Royalty Rate as a Percentage of Net Sales of Licensed Product in the European Union	Royalty Rate as a Percentage of Net Sales of Licensed Product outside of the European Union
Sale of a Licensed Product, the sale or use of which infringes a Valid Claim of the Sanquin Patent Rights or Research Program Patent Rights in such country of sale	2.5%	2.5%

OR

Sale of a Licensed Product during the seven (7) years following the First Commercial Sale of such Licensed Product if at the time of the First Commercial Sale, the sale or use of such Licensed Product in such country infringed a Valid Claim of the Sanquin Patent Rights or Research Program Patent Rights

Or

Sale of a Licensed Product during Market Exclusivity for such Licensed Product if at the time of the First Commercial Sale of such Licensed Product during such Market Exclusivity in such country the sale or use of such Licensed Product in such country infringed a Valid Claim of the Sanquin Patent Rights or Research Program Patent Rights

Research Collaboration and License Agreement

Category of Licensed Product	Royalty Rate as a Percentage of Net Sales of Licensed Product in the European Union	Royalty Rate as a Percentage of Net Sales of Licensed Product outside of the European Union
Sale of a Licensed Product during the seven (7) years following the First Commercial Sale of such Licensed Product in such country IF the sale or use of which does not infringe a Valid Claim of the Sanquin Patent Rights or Research Program Patent Rights in such country at the time of First Commercial Sale	1.75%	1.25%

Sale of a Licensed Product during Market Exclusivity for such Licensed Product in such country IF the sale or use of which does not infringe a Valid Claim of the Sanquin Patent Rights or Research Program Patent Rights in such country at the time of First Commercial Sale	1.75%	1.25%

(b) Royalty Payments and Reports. In no event will multiple royalties be due with respect to the sale of a Licensed Product. Without limiting the foregoing, (i) if the use or sale of any Licensed Product is covered by more than one of the Sanquin Patent Rights or Research Program Patent Rights, multiple royalties shall not be due and (ii) if a Licensed Product is subject to Market Exclusivity during the first seven (7) years after the First Commercial Sale thereof in a particular country, multiple royalties shall not be due. For as long as royalties are due hereunder, within sixty (60) days after the end of each Calendar Quarter, Gemini will provide to Sanquin a royalty report on a Licensed Product-by-Licensed Product basis and together therewith, subject to Section 4.6, pay to Sanquin the royalties owed for such Calendar Quarter. Each such payment will be made by wire transfer of immediately available funds into the account specified in Section 4.l(a).

Research Collaboration and License Agreement

4.6 Stacking. If, during the Term, Gemini or its Affiliates are required to pay royalties to third parties for any licenses from such third parties (“Third Party License(s)”) relating to the licensing of intellectual property rights of a third party necessary to exploit any Licensed Product or in order to avoid infringement of the patent rights of such third party in connection with use of the Sanquin Intellectual Property in the exploitation of Licensed Products, as determined in Gemini, the royalties payable by Gemini under this Agreement on Net Sales shall be calculated according to the following formula: a x (a/b), where a = sum of royalties due to Sanquin under this Agreement; and b = sum of all royalties due to Sanquin and under the Third Party License(s). The following serves as a calculation example: if the royalty to a third party is 1%, the royalty payable to Sanquin will be as follows: 2.5 times (2.5/3.5) = 1.7% and provided that the amount of royalty payable by Gemini to Sanquin in any calendar year shall not be reduced by more than 50% of the amount which would have been payable in the absence of this Article 4.6 nor below the annual minimum royalty set out in Section 4.7 hereof (and with any excess reductions carried forward into future payment periods if excluded by such fifty percent (50%) floor).

4.7 Minimum Royalty. Gemini will pay to Sanquin a minimum royalty of fifty thousand US Dollars ($50,000.00) on the 2nd, 3rd, 4th and 5th anniversaries of the Effective Date, subject to the reduction as set forth below. On the 6th anniversary of the Effective Date, and each subsequent anniversary of the Effective Date during the Term, Gemini will pay Sanquin a minimum royalty of one hundred thousand US Dollars ($100,000.00), multiplied by an index of 1.05, subject to reduction as set forth below. The minimum royalty set forth in this Section 4.7 shall be reduced by the following: all (i) royalties paid, or to be paid, under this Agreement for Net Sales during the year immediately prior to the anniversary on which a minimum royalty is due, and (ii) amounts paid, or to be paid, under this Agreement or any other Agreement between the Parties for research in the field of Factor H potentiating antibodies in the year immediately prior to the anniversary on which a minimum royalty is due. In the event that this Agreement is in effect for only a portion of any calendar year, the minimum royalty payments set forth in this Section 4.7 will be prorated for such portion. The minimum royalty for a given year will be due at the time payments are due for the last Calendar Quarter in which such anniversary occurs; provided, that, upon termination or expiration of this Agreement, any minimum royalties owed for a partial year will be due within thirty (30) days of such termination or expiration.

4.8 Withholdings/VAT.

(a) Gemini may withhold from payments due to Sanquin amounts for payment of any withholding tax that is required by law to be paid to any taxing authority with respect to such payments. Gemini will provide Sanquin all relevant documents and correspondence, and will also provide to Sanquin any other cooperation or assistance on a reasonable basis as may be necessary to enable Sanquin to claim exemption from such withholding taxes and to receive a refund of such withholding tax or claim a foreign tax credit. Gemini will give proper evidence from time to time as to the payment of any such tax. The Parties will cooperate with each other in seeking deductions under any double taxation or other similar treaty or agreement from time to time in force. Such cooperation may include Gemini making payments from a single source in the U.S., where possible.

Research Collaboration and License Agreement

(b) Apart from any such permitted withholding and those deductions expressly included in the definition of Net Sales, the amounts payable hereunder will not be reduced on account of any taxes, charges, duties or other levies. In the event that Sanquin is obliged to charge value added taxes (VAT), all research and milestone payments shall be increased with the applicable VAT amount and Sanquin shall pay the respective VAT amounts to the competent tax authorities.

(c) All payments due under this Agreement shall be payable in United States dollars. Conversion of foreign currency to U.S. dollars shall be made at the conversation rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the Calendar Quarter of the applicable reporting period.

4.9 Records and Audit. Each Party will keep complete, true and accurate books and records in accordance with its Accounting Standards in relation to this Agreement, including in relation to expenses incurred, Net Sales and royalties, as applicable. Each Party will keep such books and records for at least five (5) years following the Calendar Year to which they pertain. Each Party (the “Auditing Party”) may, upon written request, cause an internationally-recognized independent accounting firm (the “Auditor”), which is reasonably acceptable to the other Party (the “Audited Party”), to inspect the relevant records of such Audited Party and, where the Audited Party is Gemini, Gemini’s Affiliates, to verify the payments made by the Audited Party and the related reports, statements and books of accounts, as applicable. Before beginning its audit, the Auditor will execute an undertaking acceptable to the Audited Party by which the Auditor agrees to keep confidential all information reviewed during the audit. The Auditor will have the right to disclose to the Auditing Party only its conclusions regarding any payments owed under this Agreement. Each Party and, with respect to Gemini, its Affiliates, will make their records available for inspection by the Auditor during regular business hours at such place or places where such records are customarily kept, upon receipt of reasonable advance notice from the Auditing Party. The records will be reviewed solely to verify the accuracy of the Audited Party’s expenses and payment obligations, as applicable, and compliance with the financial terms of this Agreement. Such inspection right will not be exercised more than once in any Calendar Year and not more frequently than once with respect to records covering any specific period of time and request for inspection will be given to the other Party at least 30 days before desired day of inspection. Date of inspection will then be agreed upon in mutual consent of both Parties. In addition, the Auditing Party will only be entitled to audit the books and records of the Audited Party from the five (5) Calendar Years prior to the Calendar Year in which the audit request is made. The Auditing Party agrees to hold in strict confidence all information received and all information learned in the course of any audit or inspection, except to the extent necessary to enforce its rights under this Agreement or to the extent required to comply with any law, regulation or judicial order. The Auditor will provide its audit report and basis for any determination to the Audited Party at the time such report is provided to the Auditing Party before it is considered final. In the event that the final result of the inspection reveals an undisputed underpayment or overpayment by either Party, the underpaid or overpaid amount will be settled promptly. The Auditing Party will pay for such inspections, as well as its expenses associated with enforcing its rights with respect to any payments hereunder. In addition, if an underpayment of more than five percent (5%) of the total payments due hereunder for the applicable year is discovered, the fees and expenses charged by the Auditor will be paid by the Audited Party.

Research Collaboration and License Agreement

5. RESEARCH PROGRAM RECORDS AND REPORTS

Sanquin will maintain records of the results of the Research Program in sufficient detail and in good scientific manner appropriate for patent purposes to properly reflect all work done and results achieved. Sanquin will provide task-based, scientific reports of the progress and results of the Research Program on the schedule specified in the Research Plan or on another schedule to be agreed upon by the Parties, and oral reports on Gemini’s reasonable request. Within 30 days after the conclusion of each year of the Research Program, Sanquin will provide Gemini with a final written report setting forth the research conducted and results obtained in sufficient detail to allow reproduction thereof by Gemini.

6. DEVELOPMENT AND COMMERCIALIZATION

6.1 Development.

(a) Following the end of the Research Term, subject to complying with the remainder of this Section 6.l(a), Gemini will have sole responsibility for and sole decision-making over (and shall bear the costs of) the development of the Licensed Products within the Field. Sanquin will be Gemini’s preferred partner for services relating to non-GLP pre-clinical characterization, testing and development work with respect to Factor H potentiating antibodies during the Term. In the event that Gemini wishes to engage a third party for the performance of such services, it will first discuss such services with Sanquin. If Sanquin has the ability to conduct such services, the Parties shall negotiate in good faith for a reasonable period of time, the terms and conditions (consistent with market prevailing terms and conditions) under which Sanquin will provide such services to Gemini. Gemini may work with third parties if Sanquin is not willing or not able to offer such work or if the Parties are unable to negotiate an agreement therefor after a reasonable period of time.

(b) Gemini will use Commercially Reasonable Efforts to conduct development and commercialization activities in accordance with the Development Plan, attached as Attachment D, and the other terms and conditions of this Agreement, at Gemini’s sole cost and expense. The Parties acknowledge that research and development of therapeutics is inherently uncertain and that Gemini may reasonably decide to deviate from the Development Plan. A deviation from the Development Plan or failure to achieve any goals or other outcomes set forth in the Development Plan will not be grounds for a presumption that Gemini failed to use Commercially Reasonable Efforts as required by this Section 6.l(b). In the event of a cessation or delay (i) for a continuous period of one (1) year or longer or (ii) two (2) continuous periods of seven (7) months or longer in a rolling twenty-four (24) month period of no practical activity, to advance the development or commercialization of all Licensed Products, even if for technical, safety or regulatory reasons that are reasonably outside of Gemini’s control, the Parties shall meet to discuss such cessation or delay. For the avoidance of doubt, the foregoing sentence will apply only if Gemini has ceased or delayed development or commercialization of each Licensed Product and will not apply if Gemini has continued development or commercialization of one or more Licensed Products. After such meeting, Gemini will have one hundred twenty (120) days (the “Renewed Efforts Period”) to begin or resume development or commercialization of one or more Licensed Products, including pursuant to a revised plan therefor agreed upon by the Parties. If Gemini does not begin or resume development or commercialization of one or more Licensed Products during the Renewed Efforts Period, and the Parties are unable to agree on a revised plan for the development or commercialization of one or more Licensed Products, then Sanquin shall have the right to terminate the Agreement according to Section 10(d). For the avoidance of doubt, the Development Plan is not part of the Research Plan. Gemini shall provide Sanquin at least once per year with an update regarding the development of Licensed Products, provided that notice of meeting a milestone event set forth in Section 4.3(a) shall constitute such required update. All such information is Confidential Information of Gemini. For the avoidance of doubt, failure to use Commercially Reasonable Efforts to conduct development and commercialization activities with respect to one or more Licensed Products shall be a material breach of this Agreement.

Research Collaboration and License Agreement

6.2 Regulatory.

(a) Gemini will have sole responsibility for and sole decision-making over (and will bear the costs of) all regulatory activities for the Licensed Products in the Territory. Gemini will have the sole right to conduct all communications with regulatory authorities, including all meetings, conferences and discussions (including advisory committee meetings), with regard to Licensed Products in the Territory. Gemini will lead and have sole control over preparing and submitting all regulatory filings related to the Licensed Products, including all applications for regulatory approval. Gemini will own solely any and all applications for regulatory approvals (including INDs), regulatory approvals, and other regulatory filings related to the Licensed Product which will be held in the name of Gemini or its designees. Gemini shall provide Sanquin at least once per year with an update regarding the regulatory status of Licensed Products; provided that notice of meeting a milestone event set forth in Section 4.3(a) shall constitute such required update. All such information is Confidential Information of Gemini.

(b) Sanquin will cooperate with any reasonable request from Gemini with respect to obtaining any regulatory approval for a Licensed Product in the Territory including (i) making its faculty, employees, consultants and other staff available to assist Gemini upon reasonable notice, (ii) responding to questions raised by Gemini, and (iii) making available to Gemini, in the form requested by Gemini, any and all information related to the Licensed Products that is necessary or desirable to prepare, file, obtain and maintain any regulatory approval.

6.3 Manufacturing. Except as otherwise provided in the Development Plan, Gemini will have sole responsibility for and sole decision-making authority over and will bear the costs of all manufacturing activities and associated costs for the clinical development (including GMP manufacturing for clinical trials) and commercialization of the Licensed Products in the Field.

6.4 Commercialization. Gemini will have sole responsibility for and sole decision-making over all commercialization activities of the Licensed Products in the Field, and will be solely responsible for the associated costs of such commercialization activities.

Research Collaboration and License Agreement

7. INTELLECTUAL PROPERTY

7.1 Prosecution.

(a) Sanquin will have the first right (but not the obligation) to prepare, file, prosecute and maintain the Sanquin Patent Rights and Research Program Patent Rights and shall use counsel reasonably acceptable to Gemini for such activities. Sanquin will provide to Gemini all patent office papers promptly upon receipt, and drafts of responses to office actions from and other substantive filings with any patent office regarding the Sanquin Patent Rights or Research Program Patent Rights sufficiently in advance before their submission to enable review and comment by Gemini, and Sanquin will consider in good faith all comments made by Gemini. Upon Gemini’s request, Sanquin shall prepare, file, prosecute and maintain one or more patent applications claiming one or more Licensed Products. Sanquin will use reasonable efforts to not allow any Sanquin Patent Right or Research Program Patent Right to lapse or become abandoned without Gemini’s written authorization under this Agreement, except for filing of continuations, divisionals, or the like that substitute for the lapsed application.

(b) Without limiting Section 7.l(a), Sanquin will provide Gemini a complete written disclosure of any Research Program Patent Rights reasonably considered material or patentable within sixty (60) days following creation or discovery of such Research Program Patent Rights. Gemini will advise Sanquin in writing, no later than sixty (60) days after receipt of such disclosure, whether it requests Sanquin to file and prosecute patent applications related to such Research Program Patent Rights. If Gemini requests that Sanquin undertake such filing and prosecution, Sanquin will do so promptly utilizing counsel reasonably acceptable to Gemini. Notwithstanding the foregoing, if Gemini does not request Sanquin to file and prosecute such patent applications, Sanquin may proceed with such preparation and prosecution at its own cost and expense. If Sanquin chooses not to file and prosecute patent applications related to certain Sanquin Patent Rights or Research Program Patent Rights, Sanquin will notify Gemini of such decision at least ninety (90) days before any such application would become forfeited or abandoned and Gemini will have the right (but not the obligation) to file and prosecute patent applications related to such Sanquin Patent Rights or Research Program Patent Rights, as applicable.

(c) Gemini may surrender its licenses under any of the Sanquin Patent Rights or Research Program Patent Rights in any country of the Territory by giving ninety (90) days advance written notice to Sanquin. If Gemini so surrenders its rights, it will remain responsible for all patent-related expenses incurred by Sanquin during the applicable notice period. Thereafter, Gemini will have no further obligation to pay any patent expenses for the patents or patent applications that it surrendered and such patents and patent applications will no longer be Sanquin Patent Rights or Research Program Patent Rights, as applicable, for purposes of this Agreement.

Research Collaboration and License Agreement

(d) (i) Gemini will reimburse Sanquin for all documented out-of-pocket patent expenses incurred by Sanquin on or after the Effective Date for filing, prosecution, and maintenance of the Sanquin Patent Rights and Research Program Patent Rights in accordance with Section 7.1 (“Patent Costs”) within forty-five (45) days after receipt of a reasonably detailed invoice therefor from Sanquin and (ii) within forty-five (45) days after the Effective Date, Gemini will reimburse Sanquin up to twenty-five thousand U.S. dollars ($25,000) of costs associated with the filing, prosecution and maintenance of any Sanquin Patent Rights incurred prior to the Effective Date plus the Patent Costs incurred by Sanquin between December 2016 and prior to the Effective Date pursuant to an agreement between the Parties (“Reimbursed Costs”). For clarity, the Reimbursed Costs are expected to be approximately fifty-five thousand U.S. dollars ($55,000). In the event that Sanquin desires to license the Sanquin Patent Rights or Research Program Patent Rights in a field separate from the Field to a third party, the Parties will negotiate in a good faith a mechanism pursuant to which such third party will reimburse a pro-rata portion of the relevant Patent Costs or Reimbursed Costs, as applicable.

7.2 Patent Term Extensions. The Party controlling the prosecution and maintenance of the Sanquin Patent Rights or Research Program Patent Rights, as applicable, under Section 7.1 will have the right to elect and file for patent term restoration or extension, supplemental protection certificate or any of their equivalents with respect to such Sanquin Patent Rights or Research Program Patent Rights with respect to any Licensed Product in the Territory. The Parties will cooperate and take the other Party’s reasonable input into account in determining whether to obtain such patent term restoration, extension, supplemental protection certificate or equivalent thereof. Upon the request by a Party, such other Party will reasonably cooperate in the implementation of such requesting Party’s decisions made in a manner with this Section 7.2.

7.3 Enforcement.

(a) Notification of Infringement. Each Party agrees to provide written notice to the other Party promptly after becoming aware of any infringement of the Sanquin Patent Rights or Research Program Patent Rights.

(b) Right to Prosecute Infringements.

(i) Gemini Right to Prosecute. Gemini will have the first right (but not the obligation), under its sole control and at its sole expense, to prosecute any third party infringement of the Sanquin Patent Rights or Research Program Patent Rights in the Field in the Territory. If required by law, Sanquin will permit any action under this Section 7.3(b) to be brought in its name, including being joined as a party-plaintiff, provided that Gemini will reimburse Sanquin for its reasonable and documented out-of-pocket costs incurred in connection with such action.

(ii) Sanquin Right to Prosecute. In the event that Gemini is unsuccessful in persuading the alleged infringer to desist or fails to have initiated an infringement action within a reasonable time after Gemini first becomes aware of the basis for such action, Sanquin will have the right, at its sole discretion, to prosecute such infringement under its sole control and at its sole expense; provided that in no event will Sanquin enforce any Sanquin Patent Right or Research Program Patent Right in the Field pursuant to this Section 7.3(b)(ii) absent prior written consent from Licensee.

Research Collaboration and License Agreement

(c) Declaratory Judgment Actions. In the event that an interference, re-examination, review, opposition, or any similar proceeding alleging that any claim in the Sanquin Patent Rights or Research Program Patent Rights is invalid, unenforceable, or otherwise not patentable (a “Patent Challenge”) is brought against Sanquin or Gemini by a third party, Gemini, at its option, will have the right within twenty (20) business days after commencement of such action to take over the sole defense of the action at its own expense. If Gemini does not exercise this right, Sanquin may take over the sole defense of the action at its sole expense. In the event such a Patent Challenge results in the filing of an infringement counterclaim, then any recovery obtained from such a counterclaim will be treated in accordance with Section 7.3(d).

(d) Recovery.If the Party bringing an enforcement action under Section 7.3(b) or defending a Patent Challenge under Section 7.3(c) recovers monetary damages from such action, such recovery will first be applied to all out-of-pocket costs incurred by the Parties in connection therewith, including attorneys’ fees. If such recovery is insufficient to cover all such costs and expenses of both Parties, it will be shared pro-rata in proportion to the relative amount of such costs and expenses incurred by each Party. If after such reimbursement any funds remain from such damages, such remaining funds will be shared as follows (i) if Gemini is the Party bringing or defending such action, such remaining funds will be treated as Net Sales of Licensed Product, and (b) if Sanquin is the Party bringing or defending such action, such remaining funds will be retained by Sanquin.

(e) Cooperation. Each Party agrees to cooperate in any action under this Section

7.3 which is controlled by the other Party, provided that the controlling Party reimburses the cooperating Party promptly for any costs and expenses incurred by the cooperating Party in connection with providing such assistance.

(f) No settlement. No Party shall enter into a settlement, consent judgment, or other voluntary final disposition regarding the Sanquin Patent Rights or Research Program Patent Rights which imposes obligations on the other Party beyond those set forth herein, or which invalidates or restricts the Sanquin Patent Rights or Research Program Patent Rights, without such other Party’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

8. LICENSES; EXCLUSIVITY

8.1 Licenses. Sanquin hereby grants to Gemini and its Affiliates (a) an exclusive (even as to Sanquin), royalty-bearing license, with the right to sublicense tln·ough multiple tiers, under the Sanquin Patent Rights, Research Program Patent Rights, and Research Program Know-How and (b) a non-exclusive license, with the right to sublicense through multiple tiers, under the Sanquin Background Know-How and Sanquin Materials, in each case of(a) and (b), to research, develop, commercialize, make, use, sell, offer for sale and import and otherwise exploit (and have others do any of the foregoing) Licensed Products in the Field in the Territory.

Research Collaboration and License Agreement

8.2 Sublicensing Terms. Gemini and its Affiliates will have the right to sublicense any of the rights granted under Section 8.1 to any of their Affiliates or to any third party (which sublicensed rights may be further sublicenseable through multiple tiers) subject to the requirements of this Section 8.2.

(a) Each sublicense granted pursuant to this Section 8.2 will be subject and subordinate to this Agreement and will contain provisions consistent with the terms and conditions of this Agreement. Gemini will have the right to sublicense any of the rights granted under Section 8.1 without the prior consent of Sanquin. Gemini will as soon as reasonably practicable thereafter, provide Sanquin with a copy of any executed sublicense agreement covering a sublicense granted hereunder within thirty (30) days of entering into such agreement (which copy may be redacted to remove all provisions which are not necessary to monitor compliance with this Agreement and other highly sensitive information), such copies will be the Confidential Information of Gemini, subject to Section 9. Gemini may, but is not required to, seek Sanquin’s approval of a sublicense agreement prior to execution thereof. If Gemini so seeks Sanquin’s approval, Sanquin shall expressly approve or disapprove of the relevant sublicense agreement within thirty (30) days following Gemini’s request for such approval, such approval not to be unreasonable withheld, conditioned or delayed, and Sanquin’s failure to so respond within such time period shall be deemed approval of the relevant sublicense agreement.

(b) Upon any termination of this Agreement, if and to the extent that prior to such termination Gemini had granted any sublicense, provided (1) such sublicensee is then in good standing under the applicable sublicense agreement, (2) the terms of the sublicense are consistent with the terms of this Agreement, (3) do not expand any obligations or limit any rights of Sanquin and (4) Sanquin has given its approval (express or deemed) in accordance with Section 8.2(a) prior to the execution of such sublicense agreement, then Sanquin will grant (and hereby does grant) a direct license to such sublicensee of the same field and scope and under the same intellectual property rights as the sublicense by Gemini, and the payment terms for such direct license will be the same as what Gemini would have paid for the sublicensee’s activities had the original sublicense remained in effect. At the written request of such sublicensee (or Gemini on behalf of such sublicensee), Sanquin and such sublicensee will memorialize such direct license by license agreement in a manner consistent with this Agreement and otherwise on a reasonable basis.

8.3 Exclusivity. Sanquin will not grant to any third party the right to use the Sanquin Patent Rights or Research Program Patent Rights in the Field and will not disclose the Research Program Know-How until the same is available in the public domain in compliance with Section 9.

8.4 Retained Rights. Any license granted to Gemini pursuant to Section 8.1 hereof will be subject to Sanquin’s right to use and permit other non-profit research institutions to use Sanquin Patent Rights and Research Program Patent Rights within the Field for educational and non clinical research purposes, provided that such third parties are not granted any rights to sell or commercialize the Sanquin Patent Rights or Research Program Patent Rights. In addition, Sanquin retains the rights under the Sanquin Patent Rights and the Research Program Patent Rights for any and all purposes outside of the Field.

8.5 No Implied Rights. Except as otherwise expressly provided in this Agreement, under no circumstances will a Party, nor any of its Affiliates, as a result of this Agreement, obtain any ownership interest, license or other right in or to any Know-How, patent rights or other intellectual property rights of the other Party.

Research Collaboration and License Agreement

9. CONFIDENTIALITY, PUBLICATION, USE OF NAME

9.1 Sanquin and Gemini may disclose to each other confidential information considered pertinent to the Research Program, or other confidential information. Any such confidential information will be in writing and clearly marked by the disclosing Party as “Confidential” or, if disclosed orally, written notice will be provided within thirty (30) days of disclosure (“Confidential Information”). The receiving Party will protect Confidential Information received from the disclosing Party with the same degree of care as it uses to protect its own confidential information. The receiving Party’s obligations of confidentiality will exist during the performance of this Agreement and for five (5) years following termination or expiration of this Agreement, unless disclosure is required by law or regulation, the order of a court of competent jurisdiction, or the rules of the U.S. Securities and Exchange Commission (including by reason of any securities offering by Gemini), any stock exchange or listing entity, in which case the Party required to make such disclosure will provide prompt written notice and take all reasonable steps to limit the extent of the disclosure and obtain confidential treatment for any remaining required disclosure.

The confidentiality obligations contained herein will not apply to Confidential Infonnation that is:

(i) Known by the receiving Party without restriction prior to disclosure under this Agreement;

(ii) Disclosed to the receiving Party by a third party without an obligation of confidentiality;

(iii) Available to the public not through a breach of this Agreement by the receiving Party;

(iv) Independently developed by the receiving Party without knowledge or use of Confidential Infonnation disclosed by the disclosing Party under this Agreement; or

(v) Published or disclosed in accordance with or as pennitted under the terms of this Agreement.

9.2 Notwithstanding anything contained in Section 9.1, in order to preserve the patentability of the Research Program Know-How, during the Research Term and for a period of five (5) years thereafter, Sanquin and Gemini will maintain the Research Program Know-How and information provided pursuant to Section 7.1 (whether oral or written) as confidential and will not disclose such information to any third party until the publication of such information by a Party in accordance with Section 9.4 or until Sanquin provides Gemini with written verification, reasonably satisfactory to Gemini, that all desirable patentable inventions have been protected, whichever occurs sooner.

9.3 Notwithstanding Sections 9.1 and 9.2, either Party may disclose Confidential Information of the other Party to (a) its Affiliates, and to its and their directors, employees, consultants, agents, licensees, sublicensees, collaborators, subcontractors, potential or actual investors, acquirers or merger partners in each case who have a need to !mow such Confidential Information and are bound by c01mnercially reasonable obligations of confidentiality, or (b) to the extent such disclosure is required to file or prosecute patent applications, prosecute or defend litigation or otherwise establish rights or enforce obligations under this Agreement, or to submit regulatory filings.

Research Collaboration and License Agreement

9.4 Notwithstanding Section 9.l and 9.2, Sanquin will be free to publish, present or othe1wise disclose Research Program Know-How for any purpose subject to this Section 9.4. Sanquin will furnish Gemini with a copy of any proposed publication, presentation or other public disclosure (“Publication”) at least thirty (30) days in advance of the submission of said proposed Publication in order for Gemini to review said proposed Publication for patentable inventions and Gemini Confidential Information. Gemini will have the right to require that any Gemini Confidential Infonnation be removed or redacted from the proposed Publication. The JSC will have the right to require that any Research Program Know-How be removed from the proposed Publication; provided that if the JSC cannot reach a determination regarding the contested language, the contested language will be removed from the proposed Publication. Without limiting the foregoing, in the event that Gemini believes that the proposed Publication contains a patentable invention, and Gemini agrees to pay patent expenses as stipulated in Section 7.1(d), Sanquin agrees to delay such proposed Publication for a period of time needed to prepare and file a patent application, such period not to exceed 6 months.

9.5 Sanquin will not use Gemini’s name without Gemini’s prior written consent except that Sanquin may acknowledge Gemini’s funding of this Research Program and any scientific contributions in scientific publications and in listings of sponsored research projects. Gemini will not use Sanquin’s name, mark or symbol, or the name of any trustee, officer, faculty member, student or employee thereof, without Sanquin’s prior written consent, except that Gemini may acknowledge the existence and general nature of this Agreement.

9.6 That term of certain Confidentiality Agreement, dated 28 October 2016, by and between the Parties (the “CDA”) is hereby terminated as of the Effective Date. The Parties hereby agree that all disclosures of confidential information pursuant to the CDA will be governed by the terms of this Agreement.

10. TERMINATION

10.1 In addition to the termination rights set forth elsewhere in this Agreement:

(a) Except as set forth in Section l0(d), subject to Section 12, either Party may terminate this Agreement if the other Party breaches any of the terms or conditions of this Agreement and fails to cure such breach within ninety (90) days after receiving written notice thereof;

(b) If either Party files for protection under banlcruptcy laws, makes an assigmnent for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over its property, files a petition under any banlcruptcy or insolvency act or has any such petition filed against it which is not discharged within ninety (90) days of the filing thereof, then the other Party may terminate this Agreement effective innnediately upon written notice to such Party;

Research Collaboration and License Agreement

(c) Gemini may terminate this Agreement, effective after ninety (90) days prior written notice to Sanquin; and

(d) Notwithstanding Section 10.l(a), If following a meeting of the Parties as contemplated by Section 6.1(b), Gemini does not resume or begin development or commercialization of one or more Licensed Products during the Renewed Efforts Period, and the Parties are unable to agree on a revised plan for the development or commercialization of one or more Licensed Products, Sanquin may terminate this Agreement effective upon written notice to Gemini; provided that in no event may Sanquin terminate this Agreement pursuant to this Section 10.l(d) if Gemini is exercising Commercially Reasonable Efforts to with respect to the development or commercialization of any one Licensed Product.

10.2 In the event oftermination of this Agreement prior to its stated Tenn, whether for breach or for any other reason whatsoever, within ninety (90) days after the effective termination date, Sanquin will submit a final report of all costs incurred and all funds received under this Agreement through the effective termination date (or allowable connnitrnents as described in this Section 10.2). The report will be accompanied by a check in the amount of any excess of funds advanced over costs and allowable cmmnitments incurred. In case of a deficit of funds, Gemini will pay Sanquin the amount needed to cover costs through the effective termination date per the then-current budget of the Research Program as well as all allowable cmmnitrnents (i.e., all costs or non-cancellable connnitments incurred prior to the receipt, or issuance, by Sanquin of the notice of termination, and the cost of each employee, student and faculty member supported under the Research Program through the end of such c01mnitments; and subject to Sanquin’s written notification to Gemini and Gemini’s acknowledgement of all costs and non-cancellable commitments as they arise) incurred by Sanquin under this Agreement.

10.3 In the event of termination by Gemini pursuant to Section lO(c) or by Sanquin pursuant to Section 10.l(a) or 10.  l(b), Sanquin is - subject to Section 8.2(b) - entitled to pursue a program aimed at (further) development and commercialization of Licensed Products. For that purpose it is agreed that in such event Sanquin may, as owner, freely use the Research Program Know How, Sanquin Patent Rights and the Research Program Patent Rights. If within the three (3) months following termination of this Agreement Sanquin submits to Gemini a written proposal for a license to use the Ge1nini Materials, Gemini will consider such proposal in good faith, taking into account Gemini’s then-current business plans, the prevailing market conditions, the state of the art of the relevant technology, and the existence of any licenses previously granted with respect to the Gemini Materials.

10.4 Termination or expiration of this Agreement will not affect the rights and obligations of the Parties accrued prior to termination hereof. The provisions of Section 4.9 Section

10.2 and this Section 10.4, Article 1, entitled Definitions; Article l, entitled Tenn of Agreement; Article 1,entitled Intellectual Property; Article§., entitled Licenses, Exclusivity; Article 2, entitled Confidentiality, Publication, Use of Name; Article 11, entitled WatTanties, Indemnification; Article 12, entitled Dispute Resolution; and Article 13, entitled Additional Provisions will survive any such termination or expiration.

Research Collaboration and License Agreement

11. WARRANTIES, INDEMNIFICATION

11.1 Sanquin hereby represents and wa1rnnts that (a) it has the power and authority to grant the licenses and rights provided for herein to Gemini, and that it has not earlier granted, or assumed any obligation to grant, any rights in the Sanquin Intellectual Property to any third party that would conflict with the rights granted to Gemini herein; and (b) this Agreement constitutes the legal, valid and binding obligation of Sanquin, enforceable against Sanquin in accordance with its terms.

11.2 EXCEPT AS MAY OTHERWISE BE EXPRESSLY SET FORTH IN THIS AGREEMENT, SANQUIN MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER, INCLUDING, WITHOUT LIMITATION, WARRANTIES WITH RESPECT TO THE CONDUCT, COMPLETION, SUCCESS OR PARTICULAR RESULTS OF THE RESEARCH PROGRAM, OR THE CONDITION, OWNERSHIP, MERCHANTABILITY, OR FITNESS FOR AP ARTICULAR PURPOSE OF THE RESEARCH PROGRAM OR ANY SANQUIN INTELLECTUAL PROPERTY OR RESEARCH RESULTS OR THAT USE OF THE SANQUIN INTELLECTUAL PROPERTY OR RESEARCH RESULTS WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER INTELLECTUAL PROPERTY RIGHT OF A THIRD PARTY.

11.3 NEITHER PARTY WILL BE LIABLE FOR ANY INDIRECT, CONSEQUENTIAL, PUNITNE OR OTHER DAMAGES SUFFERED BY THE OTHER PARTY OR ANY OTHER PERSON, INCLUDING DAMAGES SUFFERED BY THE OTHER PARTY OR ANY OTHER ECONOMIC LOSSES (INCLUDING LOST PROFITS), RESULTING FROM THE RESEARCH PROGRAM OR THE USE OF ANY SANQUIN INTELLECTUAL PROPERTY, ANY RESEARCH RESULTS OR ANY PRODUCTS RESULTING THEREFROM.

11.4 Gemini will defend, indemnify and hold harmless Sanquin and any of Sanquin’s faculty, students, employees, trustees, officers, Affiliates and agents (hereinafter referred to collectively as the “Indemnified Persons”) from and against any and all liability, losses, damages, costs or expenses (including attorneys’ fees), which the Indemnified Persons may hereafter incur, or be required to pay, in connection with any third party claims or lawsuits to the extent resulting from (a) Gemini’s use of the results of Research Program or any Sanquin Intellectual Prope1iy or (b) any breach of this Agreement by Gemini or (c) any gross negligence or intentional misconduct of Gemini, its employees, Affiliates, contractors, licensees, sublicensees or transferees or agents as determined by a court of law of competent jurisdiction in a final opinion from which no appeal has or may be taken; provided, however, that Gemini will not have any responsibility hereunder for liability, claims, lawsuits, losses, damages, costs or expenses (including attorneys’ fees) to the extent based on the gross negligence or intentional misconduct of the Indemnified Persons as determined by a court oflaw of competent jurisdiction in a final opinion from which no appeal has or may be taken. Sanquin will notify Gemini upon learning of the Sanquin or threatened Sanquin of any such liability, claims, lawsuits, losses, damages, costs and expenses, and Sanquin will cooperate with Gemini in every proper way in the defense or settlement thereof at Gemini’s request and expense. Gemini will be entitled to control any litigation or potential litigation involving any such defense or settlement. Gemini will not dispose or settle any claim admitting liability on the part of the Sanquin without Sanquin’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless the settlement involves only the payment of money.

Research Collaboration and License Agreement

12. DISPUTE RESOLUTION

12.1 Disputes. Except as otherwise expressly set forth in this Agreement, disputes of any nature arising under, relating to, or in connection with this Agreement (“Disputes”) will be resolved pursuant to this Section 12.

12.2 Dispute Escalation. In the event of a Dispute between the Parties, the Parties will first attempt to resolve such Dispute by negotiation and consultation between themselves or at the JSC. In the event that such Dispute is not resolved on an infonnal basis within twenty (20) days from receipt of the written notice of a Dispute, either Party may, by written notice to the other, have such Dispute refened to the Chief Executive Officer of Gemini (or the designee of the Chief Executive Officer, which designee is required to have decision-making authority on behalf of Gemini), and a senior representative of Sanquin, who will attempt to resolve such Dispute by negotiation and consultation for a thirty (30) day period following receipt of such written notice.

12.3 Arbitration. In the event the Parties have not resolved such Dispute within thirty(30) days of receipt of the written notice referring such Dispute pursuant to Section 12.2, either Party may at any time after such thirty (30) day period submit such Dispute to be finally settled by arbitration administered in accordance with the procedural rules of the International Chamber of Commerce (“ICC”) in effect at the time of submission, as modified by this Section 12.3. The arbitration will be governed by the Laws of The Netherlands. Notwithstanding the foregoing, any disputes arising hereunder with respect to the inventorship, validity, enforceability or other aspect of intellectual property rights shall be resolved by a comt of competent jurisdiction and not by arbitration. The arbitration will be heard and determined by three (3) arbitrators who are retired judges or attorneys with at least ten (10) years of relevant experience in the phannaceutical and biotechnology industry, each of whom will be impartial and independent. Each Party will appoint one (1) arbitrator and the third (3rd) arbitrator will be selected by the two (2) Party-appointed arbitrators, or, failing agreement within thirty (30) days following appoinhnent of the second arbitrator, by the ICC. Such arbitration will talce place in London, UK. The arbitration award so given will, absent manifest enor, be a final and binding determination of the Dispute, will be fully enforceable in any court of competent jurisdiction, and will not include any damages expressly prohibited by Section 11.3. Fees, costs and expenses of arbitration are to be divided by the Parties in the following manner: Sanquin will pay for the arbitrator it chooses, Gemini will pay for the arbitrator it chooses, and the Parties will share payment for the third arbitrator.

12.4 Disclosure. Notwithstanding the foregoing, the Parties may disclose information about the arbitration to persons who have a need to know, such as directors, trustees, management employees, witnesses, experts, investors, attorneys, lenders, insurers, actual or potential collaborators or corporate paitners of Gemini, actual or potential acquirors of Gemini, and others who may be directly affected provided that such persons are bound to keep such information confidential. Further, either in the event a Party is required to make a disclosure under law or regulation (including the order of a court of competent jurisdiction, or the rules of the U.S. Securities and Exchange C01mnission (including by reason of any securities offering by Gemini), any stock exchange or listing entity), regarding the fact of the arbitt·ation, the dispute being arbitrated or the decision of the arbitrators, such Party shall provide prompt written notice thereof to the other Party and take all reasonable steps to limit the extent of the disclosure and obtain confidential treatment for any remaining required disclosure. Except in a proceeding to enforce the results of the arbitration or as otherwise required by law or regulation (including securities laws), neither Party nor any arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both Parties.

Research Collaboration and License Agreement

12.5 Injunctive Relief. Notwithstanding the dispute resolution procedures set forth in this Section 12, in the event of an actual or threatened breach of this Agreement, the aggrieved Party may seek provisional injunctive relief (including restraining orders, specific performance or other injunctive relief), without first submitting to any dispute resolution procedures hereunder.

12.6 Tolling. The Parties agree that all applicable statutes of limitation and time-based defenses (such as “ve,jaring” and “verval”), as well as all time periods in which a Party must exercise rights or perfonn obligation hereunder, will be tolled once the dispute resolution procedures set forth in this Section 12 have been initiated and for so long as they are pending, and the Parties will cooperate in taking all actions reasonably necessary to achieve such a result. In addition, during the pendency of any Dispute under this Agreement initiated before the end of any applicable cure period, including under Section 10.l(a), (a) this Agreement will remain in full force and effect, (b) the provisions of this Agreement relating to termination for material breach with respect to such Dispute will not be effective, (c) the time period for cure under Section 10.l(a) as to any termination notice given prior to the initiation of arbitration will be tolled, (d) any time periods to exercise rights or perform obligations will be tolled; and (e) neither Party will issue a notice of termination pursuant to this Agreement based on the subject matter of the arbitration, until the arbitral tribunal has confirmed the material breach and the existence of the facts claimed by a Party to be the basis for the asserted material breach; provided, that if such breach can be cured by (i) the payment of money, the defaulting Party will have an additional ten (10) days within its receipt of the arbitral tribunal’s decision to pay such amount or (ii) the taking of specific remedial actions, the defaulting Party will have a reasonably necessary period to diligently undertake and complete such remedial actions within such reasonably necessary period or any specific timefrarne established by such arbitral tribunal’s decision before any such notice of termination can be issued. Further, with respect to any time periods that have run during the pendency of the dispute, the applicable Party will have a reasonable period of time or any specific timeframe established by such arbitral tribunal’s decision to exercise any rights or perfmm any obligations affected by the running of such time periods.

13. ADDITIONAL PROVISIONS

13.1 The rights and obligations of Sanquin and Gemini hereunder will inure to the benefit of and will be binding upon, their respective successors and assigns. Neither Party may assign this Agreement, directly or by merger or other operation oflaw, without the express written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that Gemini may assign this Agreement to any Affiliate of Gemini or to any entity with which Gemini may merge or consolidate, or to which it may sell or transfer all of its stock or all or substantially all of its assets to which this Agreement relates (“Permitted Assignment”). Any prohibited assigrnnent of this Agreement or the rights hereunder will be null and void. No assigmnent will relieve a Party of responsibility for the performance of any accrued obligations, which it has prior to such assignment.

Research Collaboration and License Agreement

13.2 A waiver by either Party of a breach or violation of any provision oftbis Agreement will not constitute or be constrned as a waiver of any subsequent breach or violation of that provision or as a waiver of any breach or violation of any other provision of this Agreement.

13.3 Nothing herein will be deemed to establish a relationship of principal and agent between Sanquin and Gemini, nor any of their agents or employees, nor will this Agreement be construed as creating any fonn of legal association or an-angement which would impose liability upon one Party for the act or failure to act of the other Party. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties hereto or their permitted assigns, any benefits, rights or remedies.

13.4 Notices, statements, reports and other communications under this Agreement will be in writing and will be deemed to have been received one business day following the date dispatched if sent by public overnight courier (e.g., Federal Express) and addressed as follows:

If to Sanquin:	Sanquin, Leiding Research, Plesmanlaan 125, 1066
CX Amsterdam, the Netherlands

If to Gemini:	Gemini Therapeutics, Inc.
400 Technology Square
Cambridge MA 02139
Attn: CEO

13.5 This Agreement will be constrned and governed in accordance witb tbe laws of The Netherlands, without giving effect to conflict oflaw provisions. Except as required by Section 12, the Parties hereby submit to the exclusive jurisdiction of the district court of Amsterdam, The Netherlands with respect to any and all disputes concerning the subject of this Agreement, except that questions affecting the construction and effect of any patent rights shall be determined by the law of the country in which the patent rights have been filed, granted or issued.

13.6 Neither Party will be liable for any failure to perform as required by this Agreement to the extent such failure to perfonn is due to circumstances reasonably beyond such Party’s control, including, without limitation, labor disturbances or labor disputes of any kind, accidents, failure of any governmental approval required for full performance, civil disorders or commotions, terrorism, acts of aggression, acts of God, energy or other conservation measures imposed by law or regulation, explosions, failure of utilities, or other such occun-ences.

13.7 Gemini and Sanquin will comply with all laws, regulations and other legal requirements applicable to such Party in connection with this Agreement, including any legal requirements applicable to the conduct of the Research Program or the use of the results of the Research Program or any Sanquin Intellectual Property and laws contr·olling the export of technical data, computer software, laboratory prototypes, and all other export controlled c01mnodities.

13.8 This Agreement embodies the entire understanding between the Parties relating to the subject matter hereof and supersedes all prior understandings and agreements, whether written or oral. This Agreement may not be varied except by a written document signed by duly authorized representatives of both Parties.

Research Collaboration and License Agreement

13.9 Whenever any provision of this Agreement uses the term “including” (or “includes”), such term will be deemed to mean “including without limitation” (or “includes without limitations”). “Herein,” “hereby,” “hereunder,” “hereof” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used. The term “or” means “and/or” hereunder. All definitions set forth herein will be deemed applicable whether the words defined are used herein in the singular or the plural. Unless otherwise provided, all references to Sections and Attachments in this Agreement are to Sections and Attachments of this Agreement. References to any Sections include Sections and subsections that are part of the related Section (e.g., a section numbered “Section 3.2” would be part of “Section 3”, and references to “Section 3.2” would also refer to material contained in the subsection described as “Section 3.2(a)”). Unless otherwise stated,.dollar amounts set forth in this Agreement are U.S. dollars.

13.10 If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by an arbitrator or by any court of competent jurisdiction from which no appeal can be or is taken, the provision will be considered severed from this Agreement and will not serve to invalidate any remaining provisions hereof. The Parties will make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering into this Agreement may be realized.

13.11 This Agreement may be executed in one (1) or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereby execute this Agreement as of the date first written above.

SANQUIN BLOOD SUPPLY FOUNDATION		GEMINI THERAPEUTICS, INC.

By:	/s/ René van Lier	By:	/s/ JAMES MCLAUGHLIN
Name:	René van Lier	Name:	JAMES MCLAUGHLIN
Title:	Member Executive Board Sanquin Blood Supply Foundation	Title:	PRESIDENT & CEO MARCH 23rd 2017

ATTACHMENT A

RESEARCH PLAN

Background:

-	This summary includes near-term research activities contemplated by the parties as part of the Research Program,. Modifications to the plan (including but not limited to the addition of future experiments) are expected and will be managed by the Joint Steering Committee (JSC) in accordance with Section 2.2.

Activities and Goals to be completed by Sanquin:

-	Activity 1: Further Characterization of FH.07:
o	Additional assays for measuring the activity of FH.07 or derivatives of FH.07 in conjunction with wild-type full-length FH will be performed. This will include study in the SPR-based decay acceleration assay (DAA), as well as additional assays (e.g. other hemolysis designs) as directed by the JSC.

-	Activity 2: Effects of FH.07 on human cell surfaces:
o	In vitro or ex vivo tests will assess the effect of FI-I.07 on human cell surfaces. This may include the human microvascular endothelial cell line (HMEC-1), in an assay adapted from Noris et al (Blood 2014) using both artificial aHUS serum and donated aHUS serum to measure the effect of FH.07 on C3b deposition. In addition, we will test the effect of anti-FH.07 on PNH red blood cell lysis . Additional designs relevant to ocular applications like age-related macular degeneration (AMD), evaluating the effect of FH.07 on complement regulation on retinal pigment epithelial (RPE) cell surface will be considered by the JSC.

-	Activity 3: Epitope mapping of FH.07 on FH
o	HDX will be used to identify the epitope of anti-FH.07 on SCR 18 of the FH molecule. Recombinant fragments containing SCR 18 will be used to conduct the analysis. Afterwards, based on the HDX results we will introduce point mutations in FH SCR 18 by site directed mutagenesis to more precisely define the critical residues for interaction.

-	Activity 4: The effect of FH.07 on mutated FH
o	The effect of FH.07 on various types of mutated FH associated with human disease will be tested. The work may involve at-risk variants prioritized by the JSC associated with al-lUS, AMD, MPGNII or other indications. Mutated FI-I will be produced recombinantly. Characterization may include evaluation in the DAA, hemolysis, co-factor and C3b/C3d binding or additional assays as directed by the JSC.

-	Activity 5: Assays to support assessments of agonistic FH antibodies in the non-human primate (NHP)

o	As directed by the JSC, Sanquin will develop assays for diagnostic use in animal studies, including NHP studies. These assays may include anti-drug antibody (ADA) assay(s) and assays (e.g. ELISA) for measurement of FH.07, FH.07 complexed with FH or other FH.07 derivatives in NHP tissue and serum.

-	Activity 6: Mechanism of action of FH.07:
o	In collaboration with P. Gros at Utrecht University, the effect of FH.07 on the conformation of full-length FH will be assessed. These experiments will be described in greater detail for JSC review prior to initiation.

-	Activity 7: Evaluation of other agonistic antibodies provided by Gemini
o	Other antibodies provided by Gemini will be screened for agonistic activity by Sanquin using relevant in vitro or ex vivo assays.

-	Activity 8: Evaluation of FH.07 in specialty renal mouse models:
o	Enhancement of exogenous human FH by anti-FH.07 in a Cfh-deficient mouse model (in collaboration with Prof. Dr. M. Pickering (Imperial College, London, UK), who has previously published this mouse model (Fakhouri et al., 2010) will be conducted.

ATTACHMENT B

BUDGET

[The budget for the first year of the Research Term shall be three hundred thousand U.S. dollars ($300,000) excl. VAT based on 1.5 fte, payable in accordance with Attachment C.

Amounts for costs incurred by Sanquin for in vivo work performed by subcontractors of Sanquin shall be passed through to Gemini, without mark-up. Budgets for work involving subcontractors should be authorized by the JSC before work is initiated.

ATTACHMENT C

INVOICE AND PAYMENT PROCEDURE

-	Gemini will pay $150,000 for one year of full-time support for R. Pouw PhD within 30 days upon execution of the agreement.

-	Sanquin will invoice Gemini $75,000 six months after the Effective Date of the agreement and $75,000 after year 1 of the Research Term Payments shall be made in accordance with Section 4a.

-	Any Activity can be amended by the JSC at any time; the JSC may also add or remove an Activity in accordance with Section 2.2 and budgets can be adjusted accordingly in mutual agreement.

ATTACHMENT D

DEVELOPMENT PLAN

Gemini plans to develop agonistic antibodies to FH CCP18 for therapeutic use.

-	A humanized version of the FH.07 antibody discovered by Sanquin is a likely candidate for development.
o	To determine suitability of this approach, we plan to:
■	Confirm the CDR sequences of the FH.07 antibody
■	Humanize FH.07, working to identify a sequence which retains FH07 affinity and activity, but reduces the immunogenic potential of the antibody and limits CMC liabilities
■	Assess the fate of the antibody and the complex formed by the antibody bound to FH in vivo in a relevant species (like in the primate)

-	We will also search for other antibodies which bind to FH CCPl8 and have similar agonistic properties to FH.07 using a variety of methods.

-	Once an agonistic FH antibody with appropriate characteristics for development has been identified, produced and characterized, we will initiate formal IND enabling studies. Development may include, but will not be limited to:

o	Process development and manufacturing:
■	Cell line development may be pursued in parallel with process and formulation development.
■	Multiple engineering lots will be made at different scales. After process lock, representative material will be made for IND enabling toxicology studies. Afterwards, cGMP material will be made for use in the clinic. Release testing and stability testing will be performed for tox and clinical lots.
o	Non-GLP PK/PD and toxicology studies may be conducted to assess the feasibility of different routes of administration (e.g. intravitreal, intravenous etc).
o	GLP Toxicology studies will be conducted using material representative of our clinical lot, using a route, dose and design tailored for our first clinical application.
o	Clinical development will vary depending on the first indication we pursue. A multiple ascending dose design may be used in phase I clinical studies with primary endpoints assessing the safety and tolerability of the test article. Phase II designs will vary depending on indication and route, but will assess both the safety and the effective dose of the test article. Phase III studies will be designed with feedback from regulatory authorities using approvable endpoints.
-	Gemini will (either itself or with partners) commercialize products which receive regulatory approval in approved territories

-	Depending on clinical and preclinical results, the company may develop more than one antibody, and may pursue more than one clinical indication

Development Timelines will vary depending on data under the Research Plan, the route and indication for development and other parameters. This development plan will be updated as development begins and these parameters are defined.

We currently anticipate timelines will be as follows:

Year after the date of execution of this agreement
Lead identification	Year 1 -1.5 (12-18 months)
IND filing	Year 2-2.5
First Patient Dosed in Phase I	Year 3-3.5
First Patient Dosed in a Phase II (a or b) dose ranging study	Year 4-4.5
First Patient Dosed in a Phase III study	Year 6-6.6
First Regulatory Filing	Year 8 - 8.5
First Commercial Sale	Year 9 - 10